HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
                                    ________                 harttrinen@aol.com
                                 (303) 839-0061             Fax: (303) 839-5414

                                October 19, 2021

Jay Mumford
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   GeoSolar Technologies, Inc.
            Registration Statement on Form S-1/A3
            File No. 333-255887

     This  office  represents  GeoSolar  Technologies,   Inc.  (the  "Company").
Amendment No. 4 to the Company's Registration Statement on Form S-1 has been filed with the Commission.

     The purpose of Amendment No. 4 is to update the Company's Financial Statements and insert the ex-dividend, record and distribution dates for the Spin-Off.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                                 William T. Hart